Exhibit 9.3

FBC Holding,Inc.

September 26, 2012

TO:
Chris LeClerc
66 Piscataqua Road
Dover, NH 03820

Following our telephone meeting this morning,we,the independent directors of FBC Holding,Inc. remain confused regarding yout perception regarding your position as an officer and director of this company.

In order to clarify your position as a director,the board of directors requests that you prepare a written statement clearly stating whether or not you have resigned as a director of FBC Holding,Inc.

With regard to your position as an officer of the company the board requests that you provide your written resignation effective immediately. The board has elected to terminate you although we offer this opportunity to resign

As such, please be advised that you are no longer authorized to enter into any agreements or contracts, material or otherwise which would obligate the Company in any way.

During our call you also committed to provide us with all statements,agreements,advisements, contracts and any other documents related to all FBC Holding's and Super Rad bank accounts for the last 24 months. In addition we would also like to be provided with copies of all material agreements currently  in force,including Sports Technology licensing Agreement,your recent consulting agreement, the Todd Whanish Agreement,the 25 fully-executed agreements between Urtoice and various artists, and Urtoice's biz plans, pro formas and comparables analyses.

Thank you.

FBC Holding, Inc.
By	/s/ Frank Russo
Name: Frank Russo Title: Director
FBC Holdling, Inc.
By	/s/ Kevin Wright
Name: Kevin Wright Title: Director